FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 31, 2006

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES THE APPOINTMENT OF A SENIOR VICE-PRESIDENT FOR
SALES AND PROCUREMENT

Moscow, Russia – January 31, 2006 – Mechel OAO (NYSE: MTL) announces the appointment of Andrey V. Parkhomchouk as Senior Vice-President for Sales and Procurement.

As Senior Vice-President for Sales and Procurement, Andrey Parkhomchouk will be responsible for the development of Mechel’s domestic and international mining and steel sales.

“We believe that we can significantly increase the effectiveness of our mining and steel sales, and we are looking to Andrey to accomplish this goal.  His many years of experience in sales and his proven track record at Mechel makes us confident that he will succeed,” Mechel’s CEO, Vladimir Iorich, commented on the appointment.

“I am looking forward to this challenge, and excited about the opportunities I see for improved sales margins and sourcing efficiencies created by the unification of these functions in a single department,” remarked Andrey Parkhomchuk.

Biography:

June 2004 – January 2006: Director of Mechel’s Department of Steel Products Sales and Procurement.

June 2003 - June 2004: Deputy Director for Sales in Mechel Trading House.

December 2001 - June 2003: Head of the Beloretsk branch of Mechel Trading House.

1995 – 2001: Andrey Parkhomchouk worked in sales in Mechel’s companies, including positions in the marketing department of Chelyabinsk Metallurgical Plant from 1995 to 1997.

Andrey Parkhomchouk graduated from the Chelyabinsk State Technical University with a degree in engineering. Mr. Parkhomchouk also holds an MBA from the Higher School of Business of the Moscow State University (MGU).

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Mechel OAO

Irina Ostryakova

Phone: +7-495-258-18-28

e-mail: Irina.Ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	Vladimir Iorich
	Name:	Vladimir Iorich
	Title:	CEO

Date: January 31, 2006